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                               SERVICE AGREEMENT


Ladies and Gentlemen:

     This sets out the terms and conditions of the service agreement (the "Service Agreement") effective as of March 15, 2002 by and between the Lord Abbett Series Fund, Inc. (the "Fund"), and New York Life Insurance and Annuity Corporation (the "Company").

     Company, Fund and Lord Abbett & Co. have entered into a Participation Agreement dated March 15, 2002, as may be amended from time to time ("Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts ("Separate Accounts"), purchases shares ("Shares") of certain portfolios of the Fund set forth in the Participation Agreement ("Portfolios") that serve as investment vehicles under certain variable annuity and/or life insurance contracts issued by the Company set forth in the Participation Agreement ("Contracts").

     The following represents the collective intention and understanding of the Service Agreement between Company and Fund:

1.   Compensation and Services to be Performed.

     (a) The Fund will pay the Company a fee (the "Service Payment") for the Services (defined below) that Company provides hereunder in connection with the servicing of the Shares purchased indirectly by the Contract owners through their purchases of Contracts issued by one or more of the Separate Accounts. The Service Payment will be calculated daily and paid monthly at the annual rate of ____ of the average daily net asset value of the respective Shares held by the Separate Accounts. The Company understands that the Fund may prospectively increase or decrease the annual rate in its sole discretion. The Company therefore agrees to accept as compensation hereunder such increased or decreased amount from the Fund. The Fund shall promptly notify Company in the event of any fee increase or decrease and shall use best efforts to provide Company with advance notice of any such changes. For purposes of calculating the fee payable to the Company the average daily net asset value of the Shares will be calculated in accordance with the procedure set forth in the Fund's current Prospectus and Statement of Additional Information. The Fund shall calculate the Service Payment for the Company under this paragraph at the end of the calendar month and pay all fees to the Company within 30 business days after the last day of the month.

     (b) Subject to the terms and conditions of this Service Agreement, Company agrees to provide or cause to be provided the following support services

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          ("Services"): (i) providing information periodically to Contract owners showing their positions in Shares through the Separate Accounts; (ii) responding to Contract owners inquiries relating to the services performed by the Company; (iii) forwarding proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices to Contract owners, if required by law; and (iv) such other similar services as the Fund and Company may agree upon in writing from time to time.

     (c) In connection with this Service Agreement, the Company, acting in its capacity discussed herein, shall be deemed to be an independent contractor.

2. Term of the Agreement.

     The Service Agreement will have an initial term of one year and shall renew automatically for successive one year terms unless terminated at any time, without penalty, by the Fund or by the Company. Notwithstanding any such termination and any other provisions of this Agreement to the contrary, the provisions of the Service Agreement shall survive termination, and the Fund will remain obligated to pay Company the Service Payment with respect to the Shares attributable to any Contract owners as of the date of such termination, for as long as Company continues to provide the Services.

3. Amendment and Assignment.

     The Service Agreement may be amended from time to time by agreement of the Financial Intermediary and the Fund. The Service Agreement is non-assignable.

4. Written Reports.

     The Company will provide the Fund with such information as the Fund may reasonably request and will cooperate with and assist the Fund in the preparation or reports, if any, to be furnished to its Board of Directors concerning the Service Agreement and any fees or compensation paid or payable pursuant hereto, in addition to any other reports or filings that may be required by law.

5. Indemnification.

     Company agrees to release, indemnify and hold harmless the Fund from and against any and all liabilities or losses resulting from the failure to perform any of its responsibilities under this Agreement. The Fund agrees to release, indemnify and hold harmless the Company from and against any and all liabilities or losses resulting from the failure to perform any of its responsibilities under this Agreement.


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6. Governing Law.

     The Service Agreement shall be construed in accordance with the laws of the State of New York.

                                   *   *   *

     If the terms and conditions set forth above are in accordance with your understanding, kindly indicate your acceptance of the Service Agreement by signing it in the place provided below and returning an executed copy of the Service Agreement to the Fund.

                                                 Lord Abbett Series Fund, Inc.


                                                 By: /s/ Lawrence H. Kaplan
                                                    ------------------------
                                                 Name: Lawrence H. Kaplan
                                                 Title: Vice President &
                                                        Assistant Secretary

Accepted and Agreed:

New York Life Insurance
and Annuity Corporation


By: /s/ Robert D. Rock
   ---------------------
Name: Robert D. Rock
Title: Senior VP



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